UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-294684-01

Avalanche Treasury Company, LLC
(Exact name of registrant as specified in its charter)

Corporation Service Company, 251 Little Falls Drive, Wilmington, County of New Castle, Delaware, 19808
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock of Avalanche Treasury Corporation
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

* Effective on June 11, 2026,  Avalanche Company Merger Sub LLC, a Delaware limited liability company, merged with and into Avalanche Treasury Company, LLC, with Avalanche Treasury Company, LLC surviving the merger and becoming a wholly-owned subsidiary of Avalanche Treasury Corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934, Avalanche Treasury Company, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Avalanche Treasury Company, LLC
Date: June 11, 2026
	By:	/s/ Gerald Bartholomew Smith
	Name:	Gerald Bartholomew Smith
	Title:	President